SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 08, 2010

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 08, 2010

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

8 October 2010

Smith & Nephew plc (the "Company") announces that it received notification on 8 October 2010 that the following directors or persons discharging managerial responsibilities ("PDMR"), as participants in the Company's Employee Stock Purchase Plan (the "Plan"), purchased American Depository Shares ("ADS") as follows:

Name of director/PDMR:	Mark Augusti	Joseph DeVivo	John Campo
No. of ADSs acquired:	133	133	133
Percentage of issued class acquired:	Less than 0.01%	Less than 0.01%	Less than 0.01%
Date of transaction:	7 October 2010	7 October 2010	7 October 2010
Price per ADS:	US$38.59	US$38.59	US$38.59
No. of ADSs disposed:	n/a	n/a	n/a
Percentage of issued class disposed:	Less than 0.01%	Less than 0.01%	Less than 0.01%
Total holding following notification:	8,942 ADSs representing 44,710 Ordinary shares	9,477 ADSs representing 47,385 Ordinary shares	1,667ADSs representing 8,335 Ordinary shares
Total percentage holding following notification:	Less than 0.01%	Less than 0.01%	Less than 0.01%

These transactions took place in New York, USA.

This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Susan Henderson
Company Secretary
Tel: 020 7401 7646